February 8, 2008
Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel
Assistant Director

Re:	Satélites Mexicanos, S.A. de C.V.
Form 20-F for the Year Ended December 31, 2006
File No.333-08880
Dear Mr. Spirgel:
     In connection with responding to the comment letter dated December 6, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC”) related to Satélites Mexicanos, S.A. de C.V.’s (“Satmex”) Form 20-F for the year ended December 31, 2006 (the “Form 20-F”), Satmex acknowledges that:
•	Satmex is responsible for the adequacy and accuracy of the disclosure in its Securities Exchange Act filings (the “Filings”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	Satmex may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Alfonso Maza

Alfonso Maza
Chief Financial Officer
Satélites Mexicanos, S.A. de C.V.

M E M O R A N D U M
February 8, 2008

Re:	Satélites Mexicanos, S.A. de C.V.
Form 20-F for the fiscal year ended December 31, 2006
(Registration No. 333-8880)
     This memorandum sets forth the responses of Satélites Mexicanos, S.A. de C.V. (“Satmex”, or “the Company”) to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) contained in a letter to Satmex, dated December 6, 2007 (the “Comment Letter”) relating to portions of Satmex’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (Registration No. 333-8880) (the “Form 20-F”) filed on July 16, 2007.
     For ease of reference, each comment is reprinted below and is followed by Satmex’s response. Page references in this response memorandum are to the pages from the Form 20-F.
     Except as otherwise noted in this response memorandum, the information provided in response to the SEC’s comments has been supplied by Satmex, which is solely responsible for such information.
Capital Expenditures, page 46
1.	We note that as part of the Settlement Agreement with Loral in 2005, you received $8.5 million in the form of liquidated damages to the late delivery of the Satmex 6, and $2.0 million in the form of the return of the escrowed monies for amounts deemed paid under the Settlement Agreement. Additionally, a deposit of $5.0 million that Satmex had established for the eventual purchase of launch insurance for Satmex 6 was also returned. All of these items are considered part of Satmex’s capital assets. Please tell us how you accounted for these transactions. Refer to your basis in accounting literature.

1

Response:
The three items were accounted for in the following manner:
•	The receipt of $8.5 million corresponds to liquidated damages paid by Loral Space Systems due to the delayed delivery of Satmex 6, pursuant to the Settlement Agreement. This amount was considered as a reduction of the cost of the satellite because it related to the construction and launch of the satellite. We accounted for the liquidated damages received in accordance with the AcSec’s exposure draft Accounting for Certain Cost and Activities Related to Property, Plant and Equipment which defines liquidated damages as:

“Contractual payments made by a seller to a buyer of PP&E for nondelivery or noncompletion of PP&E construction by a stated completion date.”

In the exposure draft, the AcSec reached a preliminary conclusion that liquidated damages received related to construction of an asset should be reported as a reduction of the basis of the asset. We feel Satmex’s policy of recording the amount as a reduction of the basis of the asset is the preferred alternative discussed in the exposure draft.

•	Regarding the $2.0 million in the form of the return of escrowed monies for amounts deemed paid under the Settlement Agreement, this amount represents the reimbursement of advances made to Loral Space Systems for the construction of Satmex 6 that were reimbursed to the Satmex. We reduced the $2.0 million from construction in progress and subsequently included the same amount as restricted cash upon execution of the Settlement Agreement. The cash was restricted until the construction contract was completed, which occurred in February 2006.

•	With regard to the $5.0 million for the reimbursement of the insurance deposit for Satmex 6, this amount was advanced to Satmex’s Insurer in 2003; however, due to delays in the date of launching the Satmex 6, primarily as a result of the difficulties encountered in securing financing, we reached an agreement with our insurer to obtain a refund in 2004. We accounted for the advance and refund of the “launch insurance” as part of the cost of Satmex 6 since the “launch insurance” cost is a necessary expenditure required to place the satellite in orbit. In 2003, the insurance advance was included in construction in progress and deducted from such balance when the refund was received in 2004. The discussion with respect to the above mentioned transaction corresponds to the fiscal year 2004 and, as such, should not be included within the discussion of the results of operations for the fiscal year ended December 31, 2006 compared to December 31, 2005, as the comment corresponded to the explanation for the year end December 31, 2005 compared to December 31, 2004.
We will amend our disclosure in future fillings in order to clarify our discussion with respect to the reimbursement of the insurance deposit.

Report of Independent Registered Public Accounting Firm, page F-2
2.	Please request your auditors to state the city and country from which the audit report was issued under Rule 2-02 of Regulation S-X.
Response:
We have instructed our external auditors to include the information of the city and country from which the audit report was issued in subsequent filings, in accordance with Rule 2-02 of Regulation S-X.
Consolidated Income Statement, page F-4
3.	With regard to your depreciation and amortization, please comply with SAB 11:B.
Response:
The costs of services for: Satellite services, Alterna TV, Broadband satellite services, and Selling and administrative expenses line items shown in our Consolidated Statements of Operations exclude depreciation and amortization expense, the full amount is presented in a separate line item identified as “Depreciation and Amortization”.
For future filings, we will include in each one of the line items included in Cost and Expenses the following wording suggested by the Staff Accounting Bulletin in Topic 11.B. – “exclusive of depreciation shown separately below.”
Fresh-Start Accounting, page F-12
4.	Please refer to adjustment (g1). Tell us why you did not recognize a customer relationship intangible asset.
Response:
The service agreements entered into with clients include a confidentiality clause, which prohibits the disclosure of client information to third parties. This clause prevents the sale, exchange or lease of the client list and consequently the list is not recognized as an intangible asset as set forth by the FASB 141, Appendix A, Implementation Guidance, Title Customer, List paragraph A18. Consequently, we did not recognize our customer list as an intangible asset in our Fresh-Start Accounting exercise.
Basis of Presentation, page F-13
     Fresh-Start Accounting Adoptions, page F-13
5.	We note you engaged an independent appraisal firm to assist in determining the fair values of your assets and liabilities. While you are not required to make reference to this independent appraisal firm, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent appraisal firm, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise throughout your filing where independent appraisal firms/actuaries are mentioned.
Response:
In response to the Staff’s comment, we will revise our disclosures in future filings deleting references to the independent appraisal firm. Further, we will revise our disclosures in order disclose the methods and assumptions used by management to determine the valuation.
     Cash and Cash Equivalents, page F-14
6.	Please clarify and disclose that cash equivalents are composed of highly liquid investments with original maturities of three months or less.
Response:
As of December 31, 2005 and 2006, all our investments classified as “cash equivalents” are highly liquid and have original maturities of three months or less.
In subsequent filings, we will modify our accounting policy disclosure with respect to “Cash and Cash Equivalents” as follows:
“Cash equivalents are composed of highly liquid investments with original maturities of three months or less.”
Goodwill and Other Intangible Assets, page F-15
7.	Please disclose that you do impairment testing for your intangible assets subject to amortization in accordance with SFAS 144.
Response:
In Note 4(k) to our Consolidated Financial Statements, we disclose that the “satellites and other long-lived assets” are periodically evaluated for impairment in accordance with SFAS 144. Other long-lived assets include all our intangible assets subject to amortization. Nevertheless, for future filings, we will change our disclosure to add a specific reference to amortizable intangible assets.
Revenue Recognition, page F-16
8.	Please tell us and disclose how and when you recognize revenue related to the satellite capacity.

Response:
Our revenue recognition policies are disclosed in Note 4 (p) to our Consolidated Financial Statements. We recognize revenue related to our satellite capacity following FASB Statement No. 13, Accounting for Leases. We classify each of our contracts as Operating or Sales-Type leases and account for them accordingly.
In response to the staff’s comment, in future filings we will provide further detail with respect to our revenue recognition policy, as follows:
“Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. The satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for as operating or sales-type leases. Operating lease revenues are generally recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.”
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide to these customers insurance of any kind for the related transponders. Total revenue and related cost are accounted as sales-type leases and recognized into income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.”
9.	With regard to your revenue recognition policy for Alterna TV, please tell us and disclose whether material adjustments were made to the estimates when the actual amounts were determined. If so, tell us why your accounting is appropriate.
Response:
In terms of the revenue recognition policy for Alterna TV, we have not recorded any material adjustments in the last three accounting periods between the estimates and the actual revenue. The variations between the estimated and actual values were less than 2% of Alterna TV’s revenues; accordingly, we believe our recognition of the estimated revenue is appropriate.
In subsequent filings, we will modify our accounting policy disclosure with respect to “Alterna TV” as follows:
“AlternaTV. On a monthly basis, Satmex estimates the number of subscribers to AlternaTV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.”
10.	With regard to your revenue recognition policy for end-of-life leases, please expand your disclosure stating specifically how and when you recognize revenue. Also, tell us why sales-type lease accounting is appropriate. We note that you recognized $23 million in revenue related to the Loral Skynet sales-type lease. Refer to your basis in the accounting literature. Further, expand your disclosures of your critical accounting policies to disclose your revenue recognition policy for these leases.

Response:
In connection with the Restructuring Agreement, Satmex granted Loral Skynet Corp. (Loral Skynet) a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate is the right the use and enjoy the transponders until the end of the life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of our indebtedness.
This transaction was settled as part of the Restructuring Agreement. Satmex does not provide to Loral insurance of any kind on the related transponders.
We confirm that revenue of $23 million was recorded as a “sales-type lease”, which we consider appropriate based on the guidance set forth in SFAS 13, paragraph 6.b.1 for “Sales-type leases” as follows:
“Leases that give rise to manufacturer’s or dealer’s profit (or loss) to the lessor (i.e., the fair value of the leased property at the inception of the lease is greater or less than its cost or carrying amount, if different) and that meet one or more of the criteria in paragraph 7 or both of the criteria in paragraph 8, except as indicated in the following sentence. A lease involving real estate shall be classified as a sales-type lease only if it meets the criterion in paragraph 7(a), in which case the criteria in paragraph do not apply....”
Paragraph 8 of SFAS 13 states in part:
“From the standpoint of the lessor, a lease involving real estate shall be classified as a sales-type lease only if it meets the criterion in paragraph 7(a) as appropriate under paragraph 6(b)(i). Otherwise, if the lease at inception meets any one of the four criteria in paragraph 7 and in addition meets both of the following criteria, it shall be classified as a sales-type lease, a direct financing lease, a leveraged lease, or an operating lease as appropriate under paragraph 6(b)....”
We believe the usufructo meets both criteria referred to in paragraph 8 of FAS 13 since: a) Collectibility of the minimum lease payments is reasonably predictable; because the related receivable was settled as part of the Settlement Agreement, and b) according to the usufructo, Satmex’s does not guarantee in any way the future performance of the transponders subject to the usufructo.
In Note 4(p) to our Consolidated Financial Statements, we disclose that “Revenues from end-of-life leases for transponders are collected in advance. Satmex does not provide to these customers insurance of any kind for the related transponders. Total revenue and related cost are accounted as sales-type leases.”
Further, the usufructo meets the criteria included in paragraph 7(c) because the right of use under the contract is for the entire life of the transponders, which exceeds 75% of its estimated useful life and the beginning of the lease term is not within the last 25% of the transponders economic life, the lease commenced almost immediately after Satmex 6 was placed into orbit.

On the other hand, the present value of the agreed minimum lease payments exceeds the fair value of the transponders (such amount was settled as part of the Restructuring Agreement).
In response to the staff’s comment we will include in future filings in the Critical Accounting Policy section, after the paragraph “Revenue Recognition on Alterna’ TV,” the following text:
“Revenues from end-of-life leases for transponders
In connection with the Restructuring Agreement, Satmex granted Loral Skynet Corp. (Loral Skynet) a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right the use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of our indebtedness.
This transaction was settled as part of the Restructuring Agreement and was accounted for as a sales-type lease. Revenue and the related cost of the transponders subject to the lease were recognized in income when the risks and rewards were transferred to Loral Skynet. Satmex does not provide to Loral insurance of any kind nor guarantees the performance of the related transponders.”
11.	Please tell us if you have any multiple deliveries for your sales of antennas and installation services under EITF 00-21. In addition, tell us and disclose specifically when you recognize installation service revenue and related installation service cost.
Response:
We believe our sales of antennas and installation services represent separate deliverables as defined in paragraph 8 of EITF Issue 00-21. We believe that both the sale of antennas and installation services meet the criteria in paragraph 9 of EITF Issue 00-21 since a) both the antennas and installation are available from other vendors and b) we have evidence of fair value for both items based on prices from stand-alone sales of products and installation services either by us (in very limited circumstances) or other vendors and c) our contracts do not provide customers a right of return for the antennas or installation services; consequently, we account for the sale of antennas and installation services as separate deliverables.
Our contracts call for the transfer of title and delivery of the antennas to our customers once the installation services have been completed and our customers have tested the functionality of the antennas installed. The installation and testing of the antennas takes a few hours and occurs in the same day as delivery of the antennas. The acceptance is evidenced by our costumers signing an “acceptance sheet” upon satisfaction of both delivery and installation of the antennas. We usually receive advances from our customers for the sale and installation of the antennas.
We recognize the advances as revenue concurrently with the related antennas and installation costs upon our customer’s signature of the “acceptance sheet”. We believe the earnings processes of both deliverables are completed upon the customer signature of the “acceptance sheet” as:

1)	The invoice (legal title to the antennas) is issued when the “acceptance sheet” is signed by the customer.

2)	Both the antenna and installation services have been delivered and accepted by the customer.

3)	The price is fixed upon signature of the purchase order by the customer and does not vary.

4)	The price has been collected in full as both the price for the antennas and installation services is collected when a customer places an order.
In response to the staff’s comment we will disclose in future filings the following revenue recognition policy with respect to the sale of antennas and installation:
“The public and private net signal and value added services are recognized when rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, we recognize revenue upon our customer’s formal acceptance of products and services.”.
New Accounting Standards, page F-17
12.	Since you have adopted the provision of SFAS No. 158, please provide the disclosures required by paragraphs 7, and 20-22 of SFAS 158.
Response:
As stated in note 12 to our Consolidated Financial Statements, we do not believe that additional disclosures are required under the accounting principles due to the fact that the disclosures were not considered material and that the liability for labor obligations is $329,000, an amount which represents 0.07% of the total liabilities as of December 31, 2006.
In future fillings, we will amend our disclosure to specifically state that the adoption of FAS 158 did not have a material impact in our consolidated financial statements.
Accounts Receivable, page F-18
13.	We note that your allowance for doubtful accounts is $1,000 as of December 31, 2006. In addition, on page 43 of your MD&A you state that the decrease in expenses in the provision of the allowance for doubtful accounts was $6.2 million (in 2006, $3.5 million of the provision was cancelled and in 2005, $2.7 million of additional allowance was recognized in expenses). In this regard;
•	Tell us in detail why you only have $1,000 as the balance of your allowance for doubtful accounts.

•	Tell us in detail why you cancelled $3.5 million of the provision.

•	Tell us your basis for recognizing additional allowance of $2.7 million in 2005.
Responses:
With regard to the first bullet point above, the balance of $1,000 for the estimate of doubtful accounts included in the financial statements is correct, as our study of uncollectible accounts as of December 31, 2006 identified an uncollectible balance of a client for an amount equal to the referred allowance.
With regard to the second and third bullet points above, starting in 2002, Satmex made loans and provided services to Enlaces Integra S. de R. L. de C. V.( “Enlaces”), a related party, which resulted in an account receivable with a balance of $7.6 million and $6.4 million as of December 31, 2005 and 2004, respectively.
In the years ended December 31, 2005 and 2004, Enlaces was in the process of starting-up its operations but had not been able to secure enough contracts to run a profitable business. Given the uncertainty around the profitability of Enlaces’ operations, as of December 31, 2004, we recorded an allowance for doubtful recoveries against the balance receivable from Enlaces in the amount of $0.9 million, such allowance was subsequently increased by $2.6 million in the year ended December 31, 2005. The additional allowance referred to in the third bullet point in the amount of $2.7 million, comprises the $2.6 million referred to above and $0.1 million related to trade accounts receivable.
As of December 31, 2005, the carrying amount of the allowance for doubtful accounts recorded against the receivable from Enlaces was $3.5 million. In 2006, Enlaces secured new contracts in Mexico which, turned Enlaces’ operations into a profitable business due to the enlargement of its client base. As part of our Restructuring Agreement, the gross amount of the account receivable was exchanged for a 75% interest in Enlaces. Consequently, Enlace became our subsidiary on November 30, 2006. Based on our estimates, the fair value of the 75% interest in Enlaces was higher than the gross carrying amount of the receivable; therefore, in 2006, we reversed the balance of the doubtful account provision as of December 31, 2005 in the amount of $3.5 million. We believe the reversal of the allowance was appropriate due to the change in our assessment of recoverability primarily based on an improvement of Enlaces financial condition related to the additional revenue streams resulting from the new contracts.